Filed pursuant to Rule 497(a)
File No. 333-237583
Rule 482ad

# EAGLE POINT INCOME COMPANY

## QUARTERLY UPDATE – 2Q 2023





EAGLE POINT INCOME COMPANY

AUGUST 15, 2023

# IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

**ABOUT EAGLE POINT INCOME COMPANY**

The Company is a diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC.

The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

**FORWARD-LOOKING STATEMENTS**

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

# TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT INCOME COMPANY







# INTRODUCTION TO EIC

## Company and Adviser Overview

EAGLE POINT
INCOME COMPANY

| The Company: Eagle Point Income Company Inc. (EIC) | |
|---|---|
| **IPO Date** | ▪ July 23, 2019 |
| **Investment Objective** | ▪ Primary objective to generate high current income, with a secondary objective to generate capital appreciation<br>▪ Seek to achieve these objectives by investing primarily in junior debt tranches of CLOs with a focus on BB-rated CLO debt[1]<br>▪ Up to 35% of assets may be invested in CLO equity securities[2] |
| **Total Market Capitalization** | ▪ $155.9 million[3] |
| **Distributions** | ▪ Monthly distribution of $0.18 per share of common stock beginning in October 2023 (distribution rate of 16.1%)[4]<br>▪ $6.00 cumulative common distributions per share since IPO[4] |

| The Adviser: Eagle Point Income Management LLC | |
|---|---|
| **History** | ▪ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, "Eagle Point"), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC)<br>▪ Eagle Point Credit Management was formed in 2012 by Thomas Majewski and Stone Point Capital<br>▪ Eagle Point is headquartered in Greenwich, CT and has 64 professionals[5] |
| **Asset Under Management** | ▪ Over $8.2 billion[5] managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors |

1. As rated by Moody's Investors Service, Inc., Standard & Poor's, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. This may include ratings of BB+, BB and BB-, or the equivalent. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.
2. As measured at the time of investment.
3. Combined market capitalization of EIC and EICA based on securities outstanding as of June 30, 2023 and market prices as of July 31, 2023.
4. Based on EIC's closing market price of $13.39 per share on July 31, 2023 and amount and frequency of regular distributions most recently declared by the Company. Cumulative common distribution amount is as of June 30, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
5. As of June 30, 2023 and also reflects amounts managed by Eagle Point Credit Management LLC, an affiliate of the Adviser, inclusive of capital commitments that were undrawn as of such date.

# INTRODUCTION TO EIC
## EIC Highlights



| | |
|---|---|
| **CLO Junior Debt is an Attractive Asset Class** | ▪ BB-rated CLO debt has had a relatively **low historical default rate** of 4 bps per annum[1] |
| | ▪ Eagle Point believes BB-rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds |
| | ▪ All of the Company's BB-rated CLO securities are floating rate and could benefit from increases in interest rates |
| | ▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 28 of the past 31 full calendar years[2] |
| **Specialized Investment Team** | ▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) |
| | ▪ Each member of Eagle Point's Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career |
| **Differentiated Investment Strategy and Process** | ▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors |

1.   Standard & Poor's, Default, Transition, and Recovery: 2021 Annual Global Leveraged Loan CLO Default Study And Rating Transitions. See page 7.
2.   The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 13.
**Past performance is not indicative of, or a guarantee of, future performance.** Please see Important Information on page 1.

# INTRODUCTION TO EIC
## Cumulative Distributions Per Share



*EIC currently pays a monthly distribution of $0.18 per share[1]*

## EIC Cumulative Distributions Per Share[2]

Chart: Cumulative distributions per share by year:
- 2019: $0.69 (Regular Distributions)
- 2020: $2.18 (Regular Distributions + Special Distributions)
- 2021: $3.51 (Regular Distributions + Special Distributions)
- 2022: $5.04 (Regular Distributions)
- YTD 2023: $6.00 (Regular Distributions)

Legend:
■ Regular Distributions   ■ Special Distributions Declared During Year

1. Based on frequency of regular distributions most recently declared by the Company.
2. As of June 30, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

# INTRODUCTION TO EIC
## Why Invest in BB-Rated CLO Debt?



## Key Attributes

- Potential for lower credit expense

- Potential for higher returns

- Expected protection against rising interest rates[1]

### Potential For Lower Credit Expense

*From 1996 - 4Q 2021, the cumulative default rate on BB-rated CLO debt was 1.1% (or ~ 4 bps per annum)[2]*

**1.1%**
**(24 out of 2,217 tranches)**



- BB-rated CLO debt tranches that did not default
- BB-rated CLO debt tranches that defaulted

### CLO BB versus BB HY Yield[3]



**Past performance is not indicative of, or a guarantee of, future performance.** No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. Please see Important Information on page 1.

1. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-rated CLO debt is a floating rate security that pays interest based on a 3-month interest rate (such as LIBOR or SOFR), plus a spread and, as a result, is expected to have lower interest rate risk than other fixed income securities in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2. Standard & Poor's, Default, Transition, and Recovery: 2021 Annual Global Leveraged Loan CLO Default Study And Rating Transitions; Adviser's analysis of market data over applicable periods. The default rate on BB-rated CLO debt is 1% as compared to 3% per annum for senior secured loans and 4% per annum for high-yield bonds for the same time period.
3. Source: J.P. Morgan, as of June 30, 2023.



SENIOR INVESTMENT TEAM AND
INVESTMENT PROCESS







EAGLE POINT INCOME COMPANY

### Thomas Majewski
Founder and Managing Partner





## 27 Years of Experience

### Background

**Direct experience in the credit markets dating back to the 1990s**

- Mr. Majewski has spent his entire 27 year career in the credit and structured finance markets
- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital
- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market
- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS
- EY Entrepreneur of the Year Award (2017)

### Daniel Ko
Senior Principal and Portfolio Manager

## 17 Years of Experience

### Background

**Direct experience in fixed income markets dating back to 2006**

- Portfolio Manager for the CLO Strategy
- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process

### Daniel Spinner, CAIA
Senior Principal and Portfolio Manager

## 26 Years of Experience

### Background

**Direct experience financing and advising asset managers and funds dating back to the 1990s**

- Portfolio Manager for the Defensive Income Strategy
- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate and special opportunities credit portfolios
- Credit trained in 1996 at Chase Manhattan Bank

# INVESTMENT PROCESS

## Investment Strategy and Process



- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors
- Eagle Point believes the Firm's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations

- ✓ **Proactive sourcing and identification of investment opportunities**
- ✓ **Methodical investment analysis and due diligence process**
- ✓ **Ongoing monitoring and risk management**



**Goal** → **Outperform the CLO market over the long-term**

Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results.



CLO MARKET OVERVIEW



# CLO MARKET OVERVIEW
## The CLO Market is Large and Important to the Loan Market



*The CLO market is the largest source of capital for the U.S. senior secured loan market[1]*

### U.S. Leveraged Loans Outstanding[1]



### U.S. CLO Outstanding[2]



### Demand for Institutional Leveraged Loans[4]



### U.S. Leveraged Loans Fund Flows ($ Billions)[5]



1.  Source: Pitchbook LCD. As of June 30, 2023.
2.  Source: Refinitive Leveraged Loan Monthly. As of June 30, 2023.
3.  Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4.  Source: Pitchbook LCD. Represents average demand for newly issued leveraged loans as of December 31, 2022.
5.  Source: JP Morgan.

# CLO MARKET OVERVIEW
## Positive Loan Market Track Record



*From 1992 through 2022, the CSLLI generated positive total returns in 28 of the 31 full calendar years*

## Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

**Annualized Return: 5.5%[1]**

| Year | Return |
|---|---|
| 1992 | 6.8% |
| 1993 | 11.2% |
| 1994 | 10.3% |
| 1995 | 8.9% |
| 1996 | 7.5% |
| 1997 | 8.3% |
| 1998 | 5.3% |
| 1999 | 4.7% |
| 2000 | 4.9% |
| 2001 | 2.7% |
| 2002 | 1.1% |
| 2003 | 11.0% |
| 2004 | 5.6% |
| 2005 | 5.7% |
| 2006 | 7.3% |
| 2007 | 1.9% |
| 2008 | -28.8% |
| 2009 | 44.9% |
| 2010 | 10.0% |
| 2011 | 1.8% |
| 2012 | 9.4% |
| 2013 | 6.2% |
| 2014 | 2.1% |
| 2015 | -0.4% |
| 2016 | 9.9% |
| 2017 | 4.2% |
| 2018 | 1.1% |
| 2019 | 8.2% |
| 2020 | 2.8% |
| 2021 | 5.4% |
| 2022 | -1.1% |
| YTD 2023 | 6.3% |

Source: Credit Suisse. Data as of June 30, 2023. **Past performance is not indicative of, or a guarantee of, future performance.**

1. The CSLLI launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

# CLO MARKET OVERVIEW

## Senior Secured Loans are the Raw Materials of CLOs





EAGLE POINT INCOME COMPANY

### Senior Secured Loans Represent “Pure” Credit Exposure

| | |
|---|---|
| **Senior** | Senior position in a company’s capital structure |
| **Secured** | First lien security interest in a company’s assets |
| **Floating Rate** | Mitigates interest rate risk associated with fixed rate bonds[1] |
| **Low LTV** | Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2] |
| **Consistent Returns** | Since 1992, the Credit Suisse Leveraged Loan Index experienced only three years of negative total returns |

### Illustrative Underlying Loan Obligors in CLOs[3]













Burger King, asurion, Dell, Hilton Hotels & Resorts, Petco, Albertsons

### Representative Company Capital Structure

| Assets | Liabilities and Equity | % of Capital Structure |
|---|---|---|
| ▪ Cash<br>▪ Receivables<br>▪ Inventory<br>▪ Property<br>▪ Plant<br>▪ Equipment<br>▪ Brands/Logos<br>▪ Intangibles<br>▪ Subsidiaries | **Senior Secured Loans**<br>First priority pledge of assets | 40-60% |
| | **Subordinated Bonds**<br>Generally unsecured | 10-20% |
| | **Equity** | 30-50% |

### Moody’s Average Recovery Rate (1987–2022)[4]



Average Recovery Rate
80%
60%
40%
20%
0%
69.3%
43.4%
35.2%
Senior Secured Loans
Senior Unsecured Bonds
Subordinated Debt

Reflects general market terms as of the date hereof; actual terms of any loan will vary.

**Past performance is not indicative of, or a guarantee of, future performance.** Please see Important Information on page 1.

1. BB-rated CLO debt is a floating rate security that pays interest based on a 3-month interest rate (such as LIBOR or SOFR) plus a spread and, as a result, is expected to have lower interest rate risk than high yield bonds, which are fixed income securities, in a rising interest rate environment. However, the Company’s CLO investments are still subject to other forms of interest rate risk, including increased risk of default by CLO’s underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: Moody’s Investor Services Default Trends – Global (January 2023). Senior Loans include first lien, second lien and unsecured term loans. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only and is the most recent data available.

# CLO MARKET OVERVIEW
## Loan Market Repayment Rate



*Loan repayments provide capital for reinvestment within CLOs*

## Annual Repayment Rate

Legend: ■ Annual Repayment Rate — Average

Average: 30.9%

| Year | Rate |
|------|------|
| 2003 | 48.9% |
| 2004 | 56.4% |
| 2005 | 48.2% |
| 2006 | 44.7% |
| 2007 | 37.3% |
| 2008 | 8.8% |
| 2009 | 14.8% |
| 2010 | 26.9% |
| 2011 | 40.1% |
| 2012 | 38.7% |
| 2013 | 46.9% |
| 2014 | 27.6% |
| 2015 | 21.1% |
| 2016 | 29.6% |
| 2017 | 38.1% |
| 2018 | 24.1% |
| 2019 | 21.7% |
| 2020 | 18.3% |
| 2021 | 30.0% |
| 2022 | 13.6% |
| YTD 2023 | 14.0% |

23.6% Cumulative Repayments (2008–2009)

Source: Pitchbook LCD. Data as of June 30, 2023.

# CLO MARKET OVERVIEW

## CLOs are Securitizations of a Portfolio of Senior Secured Loans



EAGLE POINT INCOME COMPANY

***The Company focuses primarily in junior debt tranches of CLOs, with a focus on BB-rated CLO debt***



CLO Assets
CLO Liabilities and Equity
Primarily Floating Rate Loan Collateral
Portfolio of Primarily Senior Secured Loans
Typically B-Rated on Average
AAA-Rated Debt Tranche
60-65%
AA-Rated Debt Tranche
9-13%
A-Rated Debt Tranche
5-9%
BBB-Rated Debt Tranche
4-6%
BB-Rated Debt Tranche
4-6%
Unrated Equity Tranche
8-11%
Primarily Floating Rate CLO debt
The Company's Primary Focus

### Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no margin calls or forced sales)
- Match funded (i.e., limited refinancing risk on CLO debt)[1]
- Ability to reinvest loan principal (i.e., actively managed)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

# CLO MARKET OVERVIEW

## Key Forms of Credit Enhancement for CLO Debt Investors



**CLO debt benefits from structural features and covenants that enhance its credit protection**

- **Overcollateralization**
  - At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)
- **Excess Spread**
  - Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors
- **Non-Static Structure**
  - The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads



**In Eagle Point's opinion, these "self-correcting" structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[1]**

1. Reflects the Adviser's current opinion only and is subject to change without notice. Investments in CLO securities are subject to risk, including the full loss of principal.





# EIC SUPPLEMENTAL INFORMATION

EAGLE POINT
INCOME COMPANY



# EIC SUPPLEMENTAL INFORMATION[1]

## Income Statement and Balance Sheet Highlights

| | Q2 2023 (Unaudited) | Q1 2023 (Unaudited) | Q4 2022 (Unaudited) | Q3 2022 (Unaudited) | Q2 2022 (Unaudited) |
|---|---|---|---|---|---|
| (Dollar amounts are per share of common stock)[2] | | | | | |
| Weighted Average Effective Yield on the Portfolio[3] | 12.31% | 12.28% | 12.82% | 12.77% | 12.08% |
| U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses | $0.50 | $0.49 | $0.52 | $0.47 | $0.41 |
| U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses | $0.50 | $0.49 | $0.52 | $0.47 | $0.41 |
| Non-Recurring Losses and Expenses[4] | (0.01) | 0.00 | (0.03) | (0.07) | 0.00 |
| Total U.S.GAAP NII and Realized Gain/(Loss) | $0.49 | $0.49 | $0.49 | $0.40 | $0.41 |
| Common Share Distributions Paid[5] | $0.48 | $0.48 | $0.42 | $0.38 | $0.38 |
| Special Common Share Distributions Declared | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| Common Share Market Price (period end) | $13.19 | $14.11 | $13.87 | $14.19 | $15.46 |
| Net Asset Value (period end) | $13.00 | $13.20 | $12.91 | $13.05 | $13.66 |
| $ Premium / (Discount) | $0.19 | $0.91 | $0.96 | $1.14 | $1.80 |
| % Premium / (Discount) | 1.5% | 6.9% | 7.4% | 8.7% | 13.2% |
| (Figures below are in millions, except shares outstanding) | | | | | |
| Assets | | | | | |
| CLO Debt | $108.2 | $107.1 | $102.3 | $100.4 | $105.8 |
| CLO Equity | 39.0 | 40.3 | 41.1 | 43.1 | 44.6 |
| Cash | 1.2 | 0.1 | 0.0 | 0.1 | 0.1 |
| Receivables and Other Assets | 5.1 | 5.4 | 5.2 | 4.2 | 3.8 |
| Liabilities | | | | | |
| Preferred Stock | (35.7) | (35.5) | (36.2) | (34.1) | (36.0) |
| Borrowings Under the Credit Facility (Net of Deferred Financing Cost) | 0.0 | (2.9) | (9.0) | (21.3) | (21.5) |
| Payables and Other Liabilities | (1.0) | (3.2) | (1.5) | (1.0) | (1.2) |
| Net Assets | $116.8 | $111.3 | $101.9 | $91.4 | $95.6 |
| Weighted Average of Common Shares for the period | 8,591,015 | 8,283,092 | 7,301,606 | 6,998,384 | 6,996,565 |
| Common Shares Outstanding at end of period | 8,981,642 | 8,431,304 | 7,896,757 | 6,999,578 | 6,997,765 |

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Semiannual Report, 2022 Annual Report, 2022 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Please see footnote 1 on page 21 for important information related to weighted average effective yield.
4. Q2 2023 results include non-recurring expense acceleration of unamortized costs associated with the Company's previous shelf registration. Q4 2022 results include non-recurring excise tax. Q3 2022 results include non-recurring expenses incurred in relation to the Company's committed equity financing arrangement.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

# EIC SUPPLEMENTAL INFORMATION[1]
## Portfolio Detail – Q2 2023



| CLO Holdings (as of June 30, 2023) | Principal Amount | Mark | Fair Value | Coupon / Effective Yield |
|---|---|---|---|---|
| **BB-Rated CLO Debt** | | | | |
| Apollo RR 4 Class D Notes | $5,000,000 | 85.33 | $4,266,500 | 11.11% |
| Ares XLV Class E Notes | 800,000 | 86.23 | 689,840 | 11.36% |
| Barings 2018-IV Class E Notes | 840,000 | 86.33 | 725,172 | 11.08% |
| Black Diamond 2016-1 Class D-R Notes | 1,050,000 | 78.67 | 826,035 | 10.87% |
| Black Diamond 2017-1 Class D Notes | 3,600,000 | 88.25 | 3,177,000 | 11.87% |
| Brigade Battalion XII Class E Notes | 5,060,000 | 80.10 | 4,053,060 | 11.42% |
| Brigade Battalion XXI Class E Notes | 5,000,000 | 80.31 | 4,015,500 | 11.72% |
| Carlyle GMS 2017-1 Class D Notes | 2,000,000 | 80.44 | 1,608,800 | 11.25% |
| Carlyle GMS 2018-1 Class D Notes | 665,000 | 82.12 | 546,098 | 11.00% |
| Carlyle GMS 2018-2 Class D Notes | 5,500,000 | 82.16 | 4,518,800 | 10.51% |
| Carlyle GMS 2019-1 Class D Notes | 3,125,000 | 87.32 | 2,728,750 | 11.95% |
| CIFC Funding 2015-I Class E-RR Notes | 2,600,000 | 85.64 | 2,226,640 | 11.27% |
| CIFC Funding 2018-II Class D Notes | 1,225,000 | 87.95 | 1,077,388 | 11.10% |
| CSAM Madison Park XXVII Class D Notes | 3,050,000 | 87.87 | 2,680,035 | 10.25% |
| CSAM Madison Park XLII Class E Notes | 1,875,000 | 90.00 | 1,687,500 | 11.32% |
| CSAM Madison Park Funding LI Class E Notes | 4,000,000 | 91.64 | 3,665,600 | 11.54% |
| DFG Vibrant VIII Class D Notes | 1,750,000 | 69.06 | 1,208,550 | 11.06% |
| DFG Vibrant VI Class E Notes | 1,400,000 | 79.76 | 1,116,640 | 11.26% |
| First Eagle BSL 2019-1 Class D Notes | 5,000,000 | 88.16 | 4,408,000 | 12.95% |
| GSO Cook Park Class E Notes | 1,250,000 | 79.81 | 997,625 | 10.66% |
| KKR 22 Class E Notes | 3,950,000 | 88.16 | 3,482,320 | 11.25% |
| King Street Rockford Tower 2019-2 Class E Notes | 3,000,000 | 84.64 | 2,539,200 | 11.43% |
| King Street Rockford Tower 2020-1 Class E Notes | 1,600,000 | 89.90 | 1,438,400 | 12.15% |
| King Street Rockford Tower 2018-1 Class E Notes | 2,250,000 | 78.72 | 1,771,200 | 11.23% |
| King Street Rockford Tower 2018-2 Class E Notes | 4,275,000 | 78.83 | 3,369,983 | 11.25% |
| LCM XVIII Class E-R Notes | 600,000 | 67.12 | 402,720 | 11.20% |
| Littlejohn Wellfleet 2018-1 Class E Notes | 4,025,000 | 76.96 | 3,097,640 | 10.76% |
| Marathon IX Class D Notes | 4,050,000 | 70.15 | 2,841,075 | 11.31% |
| Marathon XIII Class D Notes | 3,500,000 | 70.79 | 2,477,650 | 12.24% |
| MJX Venture 36 Class E Notes | 5,607,455 | 66.75 | 3,742,976 | 12.17% |
| MJX Venture 43 Class E Notes | 2,500,000 | 80.78 | 2,019,500 | 12.41% |
| Octagon 37 Class D Notes | 2,575,000 | 81.13 | 2,089,098 | 10.66% |
| Octagon 38 Class D Notes | 3,725,000 | 83.59 | 3,113,728 | 10.95% |
| Octagon 39 Class E Notes | 1,550,000 | 86.13 | 1,335,015 | 11.00% |
| Octagon 41 Class E-R Notes | 2,500,000 | 85.82 | 2,145,500 | 12.39% |
| OZLM XXI Class D Notes | 4,150,000 | 76.60 | 3,178,900 | 10.79% |
| Palmer Square 2018-1 Class D Notes | 1,120,000 | 88.77 | 994,224 | 10.41% |
| Pikes Peak 1 Class E Notes | 3,000,000 | 83.65 | 2,509,500 | 11.32% |
| Prudential Dryden 37 Class ER Notes | 500,000 | 78.57 | 392,850 | 10.41% |
| TCI-Symphony 2016-1 Class E-R-2 Notes | 3,000,000 | 81.53 | 2,445,900 | 11.99% |
| TICP IX Class E Notes | 2,500,000 | 89.93 | 2,248,250 | 10.85% |
| TICP XI Class E Notes | 5,050,000 | 93.01 | 4,697,005 | 11.25% |
| Wind River 2014-1 Class E-R Notes | 2,550,000 | 69.90 | 1,782,450 | 11.56% |
| Wind River 2021-3 CLO Ltd Class E Notes | 3,000,000 | 87.09 | 2,612,700 | 11.85% |
| York 2 Class E-R Notes | 4,105,000 | 89.45 | 3,671,923 | 10.92% |

| CLO Holdings (as of June 30, 2023) | Principal Amount | Mark | Fair Value | Coupon / Effective Yield |
|---|---|---|---|---|
| **B-Rated CLO Debt** | | | | |
| CIFC Funding 2018-IV Class E Notes | $2,000,000 | 80.59 | $1,611,800 | 13% |
| KKR 29 Class F Notes | 589,812 | | | NM |
| **Total CLO Debt** | $132,062,267 | 82.33 | $108,235,040 | |
| | | | | |
| **CLO Equity** | | | | |
| Ares XLIV Subordinated Notes | $8,000,000 | 30.00 | $2,313,080 | 13.41% |
| Ares LVIII Subordinated Notes | 4,000,000 | 59.00 | 2,144,948 | 18.04% |
| Bardin Hill 2021-2 Subordinated Notes | 4,000,000 | 54.93 | 2,197,164 | 21.65% |
| Barings 2021-I Subordinated Notes | 4,000,000 | 68.00 | 2,633,204 | 15.51% |
| Barings 2021-III Subordinated Notes | 5,000,000 | 62.00 | 2,973,555 | 17.31% |
| Carlyle GMS 2021-2 Subordinated Notes | 3,000,000 | 70.00 | 2,036,058 | 13.58% |
| Carlyle GMS 2021-5 Subordinated Notes | 5,000,000 | 67.00 | 3,241,495 | 14.35% |
| CIFC Funding 2019-VI Subordinated Notes | 6,000,000 | 54.00 | 3,067,186 | 15.57% |
| CSAM Madison Park XXXVII Subordinated Notes | 4,000,000 | 71.00 | 2,684,833 | 34.18% |
| GSO Kings Park Subordinated Notes | 1,000,000 | 67.00 | 647,092 | 25.07% |
| GSO Point Au Roche Park Subordinated Notes | 5,945,000 | 67.00 | 3,811,670 | 12.82% |
| KKR 29 Subordinated Notes | 5,500,000 | 64.00 | 3,374,328 | 17.05% |
| Marathon XIII Subordinated Notes | 5,300,000 | 35.00 | 1,788,689 | 9.42% |
| MJX Venture 37 Subordinated Notes | 5,200,000 | 35.00 | 1,761,503 | 8.32% |
| Octagon 37 Subordinated Notes | 6,000,000 | 32.00 | 1,880,118 | 6.57% |
| Octagon 43 Income Note | 5,750,000 | 44.00 | 2,464,644 | 8.61% |
| **Total CLO Equity** | $77,695,000 | 52.26 | $39,019,566 | |
| | | | | |
| **Total CLO Holdings** | **$209,757,267** | | **$147,254,606** | |

1.   Source: The information shown is from the Company's interim quarterly unaudited financial statements. Rating categories are based on the original securities ratings.
**Past performance is not indicative of, or a guarantee of, future performance.** No representation is being made as to the applicability of historical statistics to future periods.  Please see Important Information on page 1.



## Portfolio Investments and Underlying Portfolio Characteristics

EAGLE POINT INCOME COMPANY

| Summary Statistics[1] | |
|---|---|
| WA Effective Yield on the Portfolio | 12.31% |
| WA Effective Yield on CLO Debt | 11.31% |
| WA Coupon on CLO Debt | 11.42% |
| WA Mark on CLO Debt | 82.33% |
| WA Effective Yield on CLO Equity | 14.64% |

| Summary of Underlying Portfolio Characteristics[3] | |
|---|---|
| Number of Unique Underlying Loan Obligors | 1,381 |
| Largest Exposure to an Individual Obligor | 0.80% |
| Average Individual Loan Obligor Exposure | 0.07% |
| Top 10 Obligors Loan Exposure | 5.83% |
| Currency: USD Exposure | 100.00% |
| Indirect Exposure to Senior Secured Loans[4] | 97.66% |
| WA Junior OC Cushion Senior to the Security[5] | 4.27% |
| WA Market Value of Loan Collateral | 94.04% |
| WA Stated Loan Spread | 3.65% |
| WA Loan Rating[6] | B+/B |
| WA Loan Maturity | 4.3 years |
| WA Remaining CLO Reinvestment Period | 1.1 years |

### Asset Type Summary[2]



B-Rated CLO Debt:
$1.6mm (1.1%)
CLO Equity:
$39.0mm (26.5%)
BB-Rated CLO Debt:
$106.6mm (72.4%)

Cash and Borrowing Capacity: $26.2 million[2]

**Past performance is not indicative of, or a guarantee of, future performance.** No representation is being made as to the applicability of historical statistics to future periods. Amounts shown are rounded and therefore totals may not foot. Please see Important Information on page 1.

1. WA (Weighted Average). Weighted average coupon of CLO debt and weighted average mark of CLO debt are based on relative par amounts as of June 30, 2023. CLO positions are entitled to recurring distributions which for CLO equities are generally equal to the remaining cash flow of payments made by underlying assets less contractual payments to debt holders and CLO expenses. The effective yield is estimated based upon the current projection of the amount and timing of these recurring distributions in addition to the estimated amount of terminal principal payment. The weighted average effective yield is calculated based on the current amortized cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.
2. Represents the estimated fair value of investments as of June 30, 2023. Cash and borrowing capacity represents cash net of pending trade settlements and includes available capacity on the Company's credit facility as of June 30, 2023; a value of "N/A" indicates a negative balance due to the timing of trading activities. Borrowings under the credit facility are subject to applicable regulatory and contractual limits.
3. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and other related investments held by the Company as of June 30, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2023 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2023 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity and debt investments held by the Company at the end of the reporting period.
4. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.
5. The weighted average OC cushion senior to the security is calculated using the BBB OC cushion for all BB-rated CLO debt securities in the portfolio and the BB OC cushion for all other securities in the portfolio, in each case as held on June 30, 2023.
6. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).



# EIC SUPPLEMENTAL INFORMATION

## Obligor and Industry Exposures

***As of June 30, 2023, EIC has exposure to 1,381 unique underlying borrowers across a range of industries***

### Obligor and Industry Exposure

| Top 10 Underlying Obligors[1] | % Total |
|---|---|
| Asurion | 0.8% |
| Cablevision | 0.7% |
| Numericable | 0.7% |
| Medline Industries | 0.6% |
| Centurylink | 0.6% |
| Athenahealth | 0.5% |
| Ineos | 0.5% |
| Transdigm | 0.5% |
| Virgin Media | 0.5% |
| Acrisure | 0.4% |
| **Total** | **5.8%** |

| Top 10 Industries of Underlying Obligors[1,2] | % Total |
|---|---|
| Technology: Software & Services | 10.6% |
| Media | 6.5% |
| Health Care Providers & Services | 5.8% |
| Hotels, Restaurants & Leisure | 4.6% |
| Diversified Telecommunication Services | 4.0% |
| Diversified Financial Services | 3.9% |
| Commercial Services & Supplies | 3.5% |
| Chemicals | 3.3% |
| Insurance | 3.2% |
| Technology: Hardware & Equipment | 3.2% |
| **Total** | **48.5%** |

Note: Amounts shown are rounded and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and related investments held by the Company as of June 30, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2023 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2023 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 7.3%.



## Maturity Distribution of Underlying Obligors[1]

**Prior to 2026, only 2.5% of EIC's underlying loan portfolio matures**

% of Fund Exposure

- 2023: 0.3%
- 2024: 2.2%
- 2025: 12.3%
- 2026: 14.9%
- 2027: 18.3%
- 2028: 36.7%
- 2029: 11.9%
- 2030+: 3.3%

Maturity

1.  The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and related investments held by the Company as of June 30, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2023 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2023 and this data may not be representative of current or future holdings.



SELECTED MARKET DATA



# SELECTED MARKET DATA
## Credit Fundamentals



### Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



### Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



### Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



### Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA US Leveraged Loan Index. As of March 31, 2023, this included approximately $187.8 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

# SELECTED MARKET DATA

## Credit Fundamentals







### Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

21.0%
18.0%
14.0%
14.0%
12.0%
9.1%
9.9%
8.9%
10.5%
9.3%
11.0%
13.5%
16.3%
12.4%
12.5%
13.6%
10.3%
6.3%
3.9%
5.4%
4.8%
7.2%
8.5%
6.2%
8.7%
10.0%
9.4%
9.6%
11.8%
13.6%
11.0%
9.3%
6.1%
4.5%
5.7%
4.2%
0.9%
(13.1%)
(2.6%)
2.7%
12.5%
27.2%
18.0%
16.7%
18.2%
15.4%
15.1%
11.7%
6.9%
Revenue Growth % (YoY)
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Q121
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

### Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

19.6%
17.0%
14.8%
9.6%
12.8%
12.2%
9.3%
8.3%
6.8%
6.1%
6.8%
8.8%
7.1%
8.8%
9.5%
10.2%
5.8%
7.1%
6.2%
7.0%
7.1%
5.8%
4.3%
5.2%
(1.3%)
4.7%
5.8%
4.7%
9.3%
12.1%
13.3%
9.5%
2.7%
1.7%
2.5%
0.0%
(9.5%)
(22.7%)
(1.5%)
4.9%
15.7%
20.9%
13.1%
7.8%
15.0%
11.2%
14.0%
4.8%
5.5%
EBITDA Growth % (YoY)
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

Source: Pitchbook LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of March 31, 2023, this included approximately $187.8 billion of outstanding loans.

# SELECTED MARKET DATA
## Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

## Annual CLO Trading Volume

Chart: Annual CLO Trading Volume (Billions). Each year shows total with split between Investment Grade Rated CLO Tranches (upper, light blue) and Non-Investment Grade Rated CLO Tranches (lower, dark blue).

| Year | Total | Investment Grade Rated CLO Tranches | Non-Investment Grade Rated CLO Tranches |
|------|-------|--------------------------------------|------------------------------------------|
| 2011 | $39.5 | $24.1 | $15.3 |
| 2012 | $106.0 | $35.4 | $70.5 |
| 2013 | $79.4 | $42.7 | $36.6 |
| 2014 | $80.0 | $47.7 | $32.3 |
| 2015 | $91.1 | $52.0 | $39.1 |
| 2016 | $89.9 | $52.2 | $37.8 |
| 2017 | $68.4 | $26.2 | $42.1 |
| 2018 | $73.9 | $45.7 | $28.2 |
| 2019 | $110.9 | $74.8 | $36.1 |
| 2020 | $184.6 | $133.9 | $50.7 |
| 2021 | $140.4 | $79.1 | $61.3 |
| 2022 | $200.4 | $153.5 | $46.9 |
| YTD 2023 | $90.8 | $70.9 | $19.9 |

**There was over $140 billion of CLO trading volume annually on average over the last 5 years**

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of June 30, 2023.

# COMPANY INFORMATION





**Eagle Point Income Company Inc.**
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

**ICR (Media and Investor Relations)**
IR@eaglepointincome.com
(203) 340 8510